Crowdmed

BALANCE SHEET

As of June 30, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	940,025.47
PayPal	0.00
PayPal 2	5,414.64
Total Bank Accounts	**$945,440.11**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Loan to Rebekah Castaneda	0.00
Rent Deposit	1,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$1,000.00**
Total Current Assets	**$946,940.11**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	19,194.68
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$4,203.85**
TOTAL ASSETS	**$951,143.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Gold (51002)	12,408.11
Total Credit Cards	**$12,408.11**
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-461,313.75
AZ Withholding	965.15
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	250,507.18
FICA Withholding	111,958.31
GA State Tax	1,485.17
NY City Tax	2,692.43
NY SDI	61.10
NY State Withholding	3,925.37
Total Payroll Tax Liability	**13,022.76**

	TOTAL
Total Other Current Liabilities	**$18,092.66**
Total Current Liabilities	**$30,500.77**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt B	1,880,800.96
Total Long-Term Liabilities	**$4,311,093.40**
Total Liabilities	**$4,341,594.17**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-3,160,761.27
Shareholder Distribution	-83.02
Treasury Stock	-3,250.60
Net Income	-244,016.17
Total Equity	**$ -3,390,450.21**
TOTAL LIABILITIES AND EQUITY	**$951,143.96**